Exhibit 2.2

Purchase and assignment contract

between

Reinhard Schulze

Seitensteinerstr. 9, 56477 Rennerod

(“Seller”)

and

ExOne GmbH

Am Mittleren Moos 41, 86167 Augsburg

AG Augsburg, HRB 20036

(“Purchaser”)

(Seller and Purchaser are also known jointly as “Parties”

and individually also as “Party”)

regarding company shares of

MWT – Gesellschaft für Industrielle Mikrowellentechnik mbH

Hinter dem Entenpfuhl 17, 65604 Elz

AG Limburg a. d. Lahn, HRB 2608

(“MWT”)

Preamble

(A)	MWT is a limited liability company established under German with its registered office in Elz and is entered in the Commercial Register of the District Court of Limburg a. d. Lahn under HRB 2608. It is active in the following sector: development, planning, construction and sales of machinery and technical components (in particular for microwave technology applied to industry) as well as consultancy and application engineering for the chemical industry (in particular in the sector of perfume engineering and perfume design).

(B)	The Seller is the sole shareholder and Managing Director with sole power of representation of MWT.

(C)	The Seller intends to sell all the company shares he holds in MWT to the Purchaser. The Purchaser intends to purchase these company shares (the “Transaction”).

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Therefore, the Parties agree the following:

§ 1	Subject of the contract

1.1	The registered capital of MWT totals DM 50,000.00 (in words: Deutsche Mark fifty thousand) and is divided into one company share with a nominal value of DM 50,000.00 (in words: Deutsche Mark fifty thousand) (the “MWT company share”), which is held by the Seller.

1.2	The registered capital has been fully paid in.

§ 2	Sale and assignment

2.1	The Seller hereby sells the MWT company share to the Purchaser in accordance with the provisions of this Contract. The Purchaser hereby accepts the sale.

2.2	The Seller hereby assigns the MWT-Company share to the Purchaser. The assignment of the MWT-Company share takes place under the suspensive condition of full payment of the purchase price (as defined below). The Purchaser hereby accepts the assignment in accordance with the above-mentioned conditions. The seller commits himself to inform the notary in writing about the reception of the purchase price without undue delay. The notary shall use this confirmation as evidence that the condition precedent was fulfilled and take the written confirmation to this deed.

2.3	The sale and the assignment of the MWT-Company share shall economically take place as of 31 January 2014, 24:00h / 1 February 00:00h (“Reference date”) and covers all the rights and obligations associated with the MWT-Company share, however, the Seller is entitled to accrued profits until 31 December 2013 in the amount of 1,075,961.36. The Seller has provided the Purchaser with a balance sheet as of 31 January 2014 which is attached hereto as Appendix 2.3. The Purchaser had the chance to sufficiently review the balance sheet and has not made any objections against its content.

2.4	The Seller is entitled to withdraw from this Contract by means of a written declaration to the Purchaser (with a copy to the certifying notary), if the suspensive condition in accordance with § 2.2 has not occurred by the tenth (10th) bank working day after certification of this Contract.

2.5	The Seller hereby approves the sale and assignment of the MWT-Company share to the Purchaser in accordance with the conditions of this Contract both in its function as the sole shareholder of MTW as well as Managing Director with sole power of representation of MWT and released from the restrictions of § 181 German Civil Code (BGB).

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2.6	The Seller declares to be married in the legal concept of modified community of acquisitions (modifizerte Zugewinngemeinschaft). Accordingly, his wife does not need to issue a consent in line with the requirements under § 1365 German Civil Code (BGB).

§ 3	Purchase price

3.1	The purchase price for the MWT-Company share is

EUR 3.500.00,00

(in words: Euro [three million five hundred thousand)

(“Purchase price”).

3.2	The Purchase price is due for payment immediately and is to be paid by bank transfer to the account of the Seller (“Seller account”) mentioned below without the deduction of any costs and fees in freely available funds released from any reservations, conditions and stipulations:

Kontoinhaber:	Reinhard Schulze
Kreditinstitut:	Nassauische Sparkasse Wiesbaden
IBAN:	DE 31 51050015 0520093729
BIC:	NASS DE 55 XXX.

3.3	The right of the Purchaser to offsetting against the payment claims of the Seller and/or to exercise a right of retention is expressly ruled out, unless the relevant counterclaim of the Purchaser is undisputed or a decision has been made on the latter in a legally binding manner in favour of the Purchaser.

3.4	The Parties unanimously assume that no turnover tax (or similar foreign tax) is incurred for the Transaction envisaged in this Contract. In the event that the responsible tax authority holds a different opinion, the Purchase price is to be understood plus statutory turnover tax as well as plus any interest in this respect (insofar and to the extent that the latter are incurred on this tax in accordance with the applicable law). The Purchaser is obliged to pay the relevant additional amounts (i.e. turnover tax and any interest if applicable) within one (1) months after receipt of a copy of the tax assessment, which determines the relevant tax obligation to the Seller. The Seller will immediately issue the Purchaser with an invoice for this in line with the applicable fiscal requirements and which shall allow the Purchaser to a pre-tax allowance.

§ 4	Seller guarantees

4.1	The Seller declares to the Purchaser in the form of independent representations and warranties in accordance with § 311 Para. 1 German Civil Code

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(BGB) and in accordance with §§ 9 and 12 as well as the remaining provisions of this Contract that the statements in accordance with § 4.2 to § 4.13 (together the “Seller guarantees”, individually a “Seller guarantee”) are complete and relevant on the date this contract is certified (“Date of signature”). The Parties are in agreement that the Seller guarantees represent neither specification agreements within the meaning of § 434 Para. 1 BGB nor guarantees for the quality of the item within the meaning of §§ 443, 444 BGB. “Knowledge of the Seller” within the meaning of this Contract covers only the actual knowledge of the Seller on the Date of signature and such circumstances which the Seller should have known applying reasonable diligence.

4.2	Circumstances under company law and entitlement of the Seller

The MWT-Company share was issued effectively and the deposits made in this respect to the registered capital have been paid in full and have not been repaid. The MWT-Company share is free from any encumbrances and other rights of a third party. There are no rights of first refusal, options or voting rights agreements in existence with regard to the MWT-Company share, unless such rights arise from statutory provisions, the articles of association of MWT or comparable documents. The Seller has the right to dispose freely of the MWT-Company share, without infringing any rights of a third party in doing so.

4.3	Insolvency

According to the Knowledge of the Seller, there are no circumstances in existence which make the application for the initiation of insolvency or comparable proceedings by MWT necessary.

4.4	Annual accounts

The Seller has handed over to the Purchaser the annual accounts of MWT for the 2012 and 2013 financial years and with an interim account for the period from January 1st 2014 until January 31st, 2014, in each case consisting of balance sheet, profit and loss statement and breakdown of accounts (the “Annual accounts”). The Annual accounts were compiled in accordance with the principles of proper accounting (GoB) in accordance with the German Commercial Code (HGB) and provide an image of the asset, financial and profit situation of MWT corresponding to the actual circumstances in accordance with all the major points of view. A report of independent accountants (“Wirtschaftsprüfertestat”) does not exist. According to the certificate of “Steuerberatungsgesellschaft Dill” the bookkeeping and the inventory were examined for their plausibility. No circumstances have been identified which

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contradict the balance sheets. The Purchaser is aware of the fact and has requested that the pension liability of MWT towards the Seller was transferred to the Seller. The Seller is moreover aware of the profit distribution in the amount of [1.075.961,36] EURO in January 2014 from the accrued profits of MWT in 2013.

4.5	Taxes

MWT has submitted all tax returns up to the Reference date (taking account of any deadline extensions granted by a tax authority) within the deadlines. Any taxes due have been paid by MWT by the Reference date or corresponding provisions have been created in the annual accounts. “Taxes” within the meaning of this Contract are all the taxes levied by a responsible national Federal, Federal State or municipal authority or a corresponding foreign authority (hereinafter referred to as “Tax authority(ies)” within the meaning of § 3 Para. 1 and 3 General Tax Code (AO) or corresponding regulations under foreign law, plus any duties or charges ancillary to taxes (e.g. interest, costs, surtaxes) within the meaning of § 3 Para. 4 AO or corresponding regulations under foreign law as well as contingent liabilities for the above-mentioned taxes.

4.6	Property

MWT does not own any property. Appendix 4.6 contains a list of the plots of land rented or leased by MWT.

4.7	Assets

According to the Knowledge of the Seller, MWT is the legal owner or user of the asset items listed in the annual accounts. After the balance sheet reference date January 31st 2014 no material assets have been sold. According to the Knowledge of the Seller, the items of fixed assets and short-term assets owned by MWT or used by the latter on the Date of signature are sufficient and in such a useable condition that the business activity of MWT can be continued in the same manner as on the balance sheet reference date January 31st 2014.

4.8	Securities

According to the Knowledge of the Seller, the items of fixed assets and short-term assets owned by MWT or lawfully used by the latter on the Date of signature are free of encumbrances and other rights of a third party, with the exception of

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a)	reservations of title, contractual or statutory liens and other security interests, which were justified as part of the normal course of business;

b)	security interests, which banks or other lenders had been granted as security for financial liabilities, which are shown in the Annual accounts or do not have to be shown there or have been entered into as part of the normal course of business;

The performance guarantees N-15905-13, N1585213 and N-15906-13 towards the customer CONSUMAR S.A. were pointed out to the Purchaser and the Purchaser is aware of the latter.

4.9	Intellectual property rights

Appendix 4.9 contains a list of the patents, trademarks and other registered industrial property rights which are important for the business operations of MWT and which are owned by MWT or licensed to the latter. Such IP Rights are – together with the non-patentable know-how – sufficient in order to maintain the business of MWT after Date of signature. To the knowledge of the Seller the business of MWT does not infringe third party rights. No have such infringements been notified towards MWT and/or the Seller.

4.10	Matters under employment law

Appendix 4.10 contains a list of all employees employed by MWT on the Date of signature. The employment relationship between MWT and the wife of the Seller was ended before the certification of this Contract by mutual agreement. MWT has no workers’ council and is not tied to collective work agreements, according to the Knowledge of the Seller. MWT has complied with all obligations under such agreements, including but not limited to, obligations towards social security and other institutions. MWT has not granted any bonuses or other benefits relating to the transaction contemplated herein which constitute obligations of MWT.

There are no pension obligations towards current and former employees or manager in MWT.

4.11	Insurance policies

Appendix 4.11 contains a list of the main property and liability insurances policies concluded in favour of MWT. All the insurance premiums due by the date of signature have been paid correctly.

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4.12	Legal disputes

According to the Knowledge of the Seller, there are no pending court proceedings, arbitration proceedings or administrative proceedings, in which MWT is involved. Moreover, no such disputes have been notified towards MWT and/or the Seller.

4.13	Continuation of business

Insofar as nothing to the contrary arises from Appendix 4.13, the business operations of MWT has been continued in the same manner as before from the start of the current financial year until the Date of signature as part of the normal course of business. In particular, the agreements as disclosed during the due diligence have neither been modified nor terminated unless disclosed in Appendix 4.13, Appendix 6.2. or the balance sheet as of January 31, 2014.

4.14	Miscellaneous

MWT does – at the date of signing – not have any liabilities from drawn credit facilities towards credit institutions, and/or financial liabilities towards third parties and/or shareholder; however with the following exception:

a)	obligations indicated in the balance sheet as of January 31, 2014;

b)	obligations from ongoing contractual relations as defined in Appendix 4.14 which can according to the principles laid down in § 4.4 not be included therein,

c)	other obligations stemming from the usual course of business (especially VAT and wage tax)

According to the knowledge of the Seller, there were no extraordinary occurrences or accidents which are likely to cause environmental contamination during the last 5 years.

The documents disclosed within the due diligence (§ 6.2) are accurate and give an accurate overview of MWT in all material aspects.

As of the date of signing there are no warranty claims being made against MWT nor have such claims – to the knowledge of the Seller – been notified.

MWT has – up to the date of signing – complied with all obligations under running agreements, in particular but not limited to, agreements on sale and purchase. To the knowledge of the Seller there are also no breaches of such agreements threatening.

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MWT is not party to an agreement with a broker or agent concerning the sale of its shares.

4.15	No further representations and warranties of the Seller

The Purchaser expressly recognises that it is acquiring the MWT-Company share and therefore MWT and its business activity in the condition in which it was found on the Date of signature after its own investigation and assessment of all the circumstances and the purchase is made on the basis of its own decision, investigation and assessment, without applying any express or implied assurances, warranties or guarantees of the Seller, which go beyond the Seller guarantees provided expressly by the Seller or that deviate from the latter. The Purchaser accepts in particular that the Seller is not providing any express or implied representations and warranties, assurances or other undertakings of support regarding

a)	forecasts, estimates or budgets about future earnings, profit, cash flows, the future financial situation or the future business operations of MWT made accessible to the Purchaser;

b)	other information or documents, which have been made accessible to the Purchaser, its lawyers, auditors or other advisors with regard to MWT and/or its business activity, including business plans, estimates and calculations, unless something to the contrary expressly arises from this Contract;

c)	environmental issues other than those as specified in Sec. 4.14 hereto;

d)	tax matters with the exception of the Seller guarantee in § 4.5 (Taxes).

§ 5	Legal consequences in the event of infringement of the Seller guarantees

5.1	In the event of an infringement of a Seller guarantee by the Seller, the Seller must place the Purchaser, or, if it chooses MWT, in the position it would have been in, if the Seller guarantee had not been infringed (restitution in kind). If the Seller does not undertake restitution in kind within three (3) months after the Purchaser has informed the Seller of the infringement of the representations and warranties, the Purchaser can request monetary compensation. The compensation will cover only direct losses that have occurred. The assertion of internal administrative or general expenses, consequential losses, loss of profit or objections that the Purchase price was calculated on the basis of incorrect assumptions, is ruled out.

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5.2	In the event of an actual or possible infringement of a Seller guarantee, the Purchaser is obliged to inform the Seller immediately in writing on becoming aware of the actual or possible infringement with a precise description of the circumstances on which the latter is based, and insofar as this is possible, to indicate the estimated value of the claim. The Seller is also to be given an opportunity to rectify the infringement within the period mentioned in § 5.1.

5.3	Should claims or demands be asserted by a third party against the Purchaser or MWT, which could trigger a guarantee claim, the following rules will apply:

a)	The Purchaser is obliged to inform the Seller of this immediately in writing and to send him copies of the correspondence with the third party on this matter as well as all the documents related to the deadline.

b)	The Seller is to be given sufficient opportunity to ward off such claims or demands for the Purchaser or MWT.

c)	The Seller is entitled to participate in any negotiations and correspondence with the third party. The Purchaser and MWT are obliged to work together with the Seller without any restrictions when warding off claims of a third party, to give the Seller and the latter’s representatives (including advisors) access to all business documentation and documents as well as permit the Seller and its representatives to involve the management, employees and representatives of the Purchaser and MWT in consultations.

d)	The Purchaser and MWT are under no circumstances authorised to recognise claims, reach a compromise or approve recognition or a compromise settlement without the prior written consent of the Seller, insofar as these claims could lead to liability of the Seller in accordance with this Contract.

e)	The Seller is entitled to undertake any court deliberations or conclude out-of-court settlements after agreement with the Purchaser. The Seller and the Purchaser are obliged in each case to undertake these deliberations in good faith and when doing so take appropriate consideration of the interests of the other Party.

5.4	Payments by the Seller in accordance with this Contract are to be considered as a decrease in the Purchase price in the ratio between the Purchaser and Seller.

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§ 6	Exclusion and limitation of liability of the Seller

6.1	No double consideration

A claim of the Purchaser arising from or in connection with this Contract is ruled out in, if and to the extent that

a)	the facts on which the claim is based is taken into consideration in the Annual accounts; or

c)	the facts on which the claim is based forms the basis of an enforcable claim of the Purchaser or MWT against a third party, including insurance companies; or

d)	provisions in the annual accounts can be reversed, an appreciation in value of depreciated assets can take place or claims of debtors; or

e)	the claim is based on (i) an amendment to legislation, a statutory regulation, articles of association, an administrative provision, a judgment, resolution, decision, approval, decree or other (administrative) deed or other legal provision taking place after the reference date or (ii) an increase in tax.

6.2	No liability in the event of knowledge or expected knowledge

The Purchaser is not entitled to assert claims arising from or in connection with this Contract insofar as it had knowledge or should have had knowledge of the facts or circumstances on which they are based (negligent ignorance). The Knowledge of the management of the Purchaser, its advisors and those employees who were entrusted with the Due Diligence in preparation of this Contract or with the negotiations and the conclusion of this Contract, will be attributed to the Purchaser. The Purchaser had the opportunity before the Date of signature to investigate MWT as well as the relevant business activities from a commercial, financial and legal perspective. In doing so, it had the opportunity in particular to examine the documents listed in Appendix 6.2 (the “Information disclosed”). Facts and circumstances, which arise from the Information disclosed or which are described in this Contract or its appendices or were disclosed to the Purchaser in another manner during the Due Diligence or in the course of the negotiations for this Contract, are considered to be known by the Purchaser.

6.3	Allowable deduction; total allowable deduction

The Purchaser is entitled to assert claims from this Contract only insofar as in an individual case the claim exceeds EUR 25,000.00 (the “Allowable

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deduction”) and the total of all such individual claims exceeds EUR 50,000.00 (the “Total allowable deduction”), whereby claims under the Allowable deduction are not taken into consideration. If the Total allowable deduction is exceeded, the Seller is liable for the damage exceeding the Allowable deduction or the Total allowable deduction as the case may be.

6.4	Maximum amount of liability

The liability of the Seller for claims arising from or in connection with this Contract including all claims owing to infringement of the Seller guarantees is limited to a total of fifty (50) per cent of the Purchase price (the “Maximum amount of liability”). The Maximum amount of liability is not applicable to an infringement of the Seller guarantee in accordance with § 4.2 (circumstances under company law and entitlement of the Seller); in this case the liability of the Seller is limited overall to an amount equal to the Purchase price.

6.5	Limitation period

All the claims of the Purchaser against the Seller arising from this Contract will expire at the end of twenty-four (24) months after the Date of signature. Notwithstanding the foregoing, the limitation period for any tax related liability (§ 4.5) due to a breach of the representations and warranties shall amount to five (5) years starting on the date of signing.

6.6	Exclusion of other legal consequences

The Parties are in agreement that this Contract conclusively regulates the legal consequences of an infringement of a Seller guarantee as well as the treatment of liabilities under tax law and the Purchaser is entitled only to the claims regulated in this Contract with the legal consequences stipulated in this Contract owing to an infringement of a Seller guarantee and in relation to any liabilities under tax law. Insofar as it is permissible in law, all the claims and rights of the Purchaser exceeding the claims and rights regulated in this Contract are expressly ruled out regardless of their origin, their scope and their legal basis. This applies in particular to claims owing to pre-contractual infringement of an obligation (§§ 311 Para. 2 and 3, 241 Para. 2 BGB) (culpa in contrahendo), infringement of an obligation from the contractual obligation (in particular in accordance with §§ 280, 282, 241 BGB), a disruption or discontinuation of the basis of the transaction (§ 313 BGB), owing to statutory warranty provisions (in particular in accordance with §§ 437 to 441, 453 BGB) and offences as well as for all other claims, which might result in a withdrawal, a challenge or reduction or for other reasons could lead to the termination, ineffectiveness or recession of this Contract, an amendment

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to its content or a repayment of or reduction in the Purchase price, unless the claim is based on an intentional action by the Seller malicious deceit by the latter.

6.7	Offsetting of advantages; no double relief

In case any circumstance which gives grounds for a claim of the Purchaser in accordance with this contract directly causes a benefit on the side of MWT, the respective amount shall mitigate the damage being subject of the Claim. If the Seller has undertaken restitution in kind or paid compensation owing to a circumstance, the assertion of further contractual or statutory claims for the same circumstance is ruled out.

6.8	Contributory negligence

§ 254 BGB remains unaffected. The Purchaser is obliged in particular to ward off the occurrence of losses and to limit the scope of losses that have arisen.

6.9	Liability for intent and malicious deceit

The liability of the Seller for its own intentional negligent conduct and malicious deceit remains unaffected.

§ 7	Purchaser guarantees

7.1	The Purchaser guarantees in the form of independent representations and warranties in accordance with § 311 Para. 1 BGB, that the following statements (the “Purchaser guarantees”, a “Purchaser guarantee”) are complete and correct on the Date of signature. The Parties are in agreement that the purchaser guarantees represent neither specification agreements within the meaning of § 434 Para. 1 BGB nor guarantees for the quality of the item within the meaning of §§ 443, 444 BGB. :

a)	The Purchaser was established correctly in accordance with the statutory provisions applicable to it and exists effectively. It has the necessary powers under company law in order to be the owner of its assets and to carry out its business operations.

b)	The Purchaser is authorised without any restrictions to conclude and implement this Contract and the legal transactions envisaged in accordance with it. It possesses all the authorisations required for the conclusion and implementation of this Contract and the legal transactions envisaged in accordance with the latter.

c)	The conclusion and implementation and implementation of this Contract infringe neither the articles of association nor the internal rules

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of procedure of the Purchaser nor the legal provisions binding the Purchaser, court or official decisions, orders, instructions or other binding regulations. There are no lawsuits, investigations, proceedings or other measures threatened or pending before a court, other public authority or an arbitration court against the Purchaser, which might lead to or are intended to hinder, delay or amend the implementation of this Contract.

d)	On the basis of the Due Diligence undertaken, the Purchaser is not aware of any facts or circumstances which might give rise to the occurrence of claims against the Seller unless otherwise specifically set forth herein (e.g.in Sec. 8.3). Moreover, this Guarantee shall not release the Seller from any of the Sellers Guarantees as granted in this Agreement.

e)	The Purchaser possesses sufficient, immediately available funds or binding agreements to provide funds in order to satisfy all the payment obligations arising out of or in connection with this Contract on the due date.

7.2If the Purchaser infringes a Purchaser guarantee, it is obliged to release the Seller from all the losses arising from this. Claims of the Seller in this respect expire two (2) years after the Date of signature.

§ 8	Further obligations of the Parties

8.1	The Purchaser vouches that after the Date of signature the Seller and its representatives will be granted access to

a)	all the information required to prepare the tax returns to be submitted by the Seller and for the implementation of notified or on-going tax assessments or other administrative or court proceedings;

b)	all the information, which the Seller requires in order to verify the existence of any claims, which the Purchaser, MWT or a company associated with the Purchaser arising from or in connection with this Contract;

c)	all other financial or business information, which the Seller can request in order to satisfy the information requirements of administrative authorities and public bodies, which refer to facts of the case up to and including the Date of signature.

8.2	The Purchaser is obliged to ensure that the accounting records of MWT and all other information are kept for a period of (10) years as of the Date of signature

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and that the Seller is granted access to an appropriate extent to and/or provided with copies of the above-mentioned documentation.

8.3	As the Purchaser does not want to take over the pension benefit of MWT in favour of the Seller, the pension benefit was dissolved as of January 31, 2014 against a single payment. The respective accruals in the balance sheet of MWT have been dissolved, too. The underlying insurance contract has been transferred to the Seller. The wage tax relating to the pension is indicated as account payable in the balance sheet as of January 31, 2014. The respective amounts remains with MWT. The Purchaser is familiar with this and undertakes to support the Seller to the best of its ability in all the measures required in connection with the assignment of the pension contracts after the Date to signature as well as not to undertake any actions which would have an adverse effect on the assignment of the pension contracts. The Seller will not claim any entitlement arising out of these pension contracts against MWT. Accordingly, the Seller hereby indemnifies and holds harmless MWT and/or the Purchaser from any and all liabilities arising from such transfer and/or the cancellation of the accrual.

8.4	The Seller will resign from his office as Managing Director of MWT immediately after certification of this Contract (subject to the condition precedent of receipt of the Purchase price). The Seller hereby confirms that he is no longer entitled to any payment claims from his previous management responsibility towards MWT. The Purchaser undertakes to grant the Seller full discharge at the next ordinary Shareholders’ Meeting.

8.5	Notwithstanding the above, the Seller will be available for MWT as an external consultant until December 31st 2014 on the basis of the consultancy agreement enclosed herewith as Appendix 8.5.

8.6	The Seller agrees moreover to refrain from any activity (directly or indirectly) for any other company including a participation in such company that is also active in the field of business as described in lit. A) of the preamble in Germany, Morocco and Slovenia. This shall not apply to an acquisition of up to 5% of the shares in other companies. The grant of this obligation not to compete has also been taken into consideration in the calculation of the purchase price as set forth in Sec. 3.1 above

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§ 9	Confidentiality and press releases

9.1	Confidentiality; disclosure; return of documentation

The Parties undertake to maintain the strictest confidence regarding the content of this Contract, the circumstances of its negotiation, its conclusion and its implementation as well as all the information obtained in this connection via the other Party and companies associated with the latter, as well as effectively protect this from access by a third party. Facts, which are publicly known or become public knowledge without an infringement of this obligation or whose disclosure is prescribed by legislation or capital market-related regulations are not covered by the above-mentioned obligation. In such a case the Parties are however obliged to inform the other Party immediately after the disclosure unless the information did not become public knowledge due to the publication and to limit the disclosure to the minimum required by law or the official order.

9.2	Transmission of information

The Parties are entitled to make protected information accessible to companies associated with them at the relevant time within the meaning of § 15 Stock Corporation Act (AktG) as well as to third parties, insofar as this is required for the implementation of this Contract and the legal transactions agreed therein or to maintain their justified interests. Before such a transmission of information the Parties are obliged to obtain a written undertaking from the recipients of the information that they will maintain confidentiality.

9.3	Press releases

The Parties will agree on the form and content of every press releases or similar voluntary announcements on this Contract, its conclusion and its implementation before the publication of the latter. Insofar as publications are prescribed by law or capital market-related regulations, the Parties will attempt to obtain prior agreement. This shall not apply to potential stock-market related communications by the listed parent company of the Purchaser in the US.

§ 10	Transaction taxes and costs

10.1	Transaction taxes and costs

All transaction taxesand other taxes incurred on the basis of the conclusion and implementation of this Contract, the costs of certification of this Contract by a notary as well as all other fees and charges, which are incurred on

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the basis of the conclusion or implementation of this Contract, will be borne by the Purchaser.

10.2	Advisor costs

As for the rest, each Party will bear its own costs and expenses in connection with the preparation, negotiation and implementation of this Contract, including the fees, costs and expenses of its relevant advisors.

§ 11	Assignment and transfer of rights and obligations

Rights and obligations arising from this Contract cannot be assigned or transferred in full or in part without the prior written consent of the other Party.

§ 12	Notifications

12.1	Form of the notifications

All declarations and notifications on legal transactions (together “Notifications”, one “Notification”) in connection with this Contract require the written form, insofar as certification by a notary or another form is not prescribed by mandatory rules. Transmission by fax or an exchange of letters is sufficient for the written form, but not any other form of transmission by telecommunications. The electronic form (e.g. e-mail) does not replace the written form.

12.2	Notifications to the Seller

All the notifications to the Seller in connection with this Contract are to be sent to:

Reinhard Schulze

Seitensteinerstr. 9, 56477 Rennerod.

as well as to his advisors for information:

Graf von Westphalen Rechtsanwälte Steuerberater Partnerschaft

Eric Messenzehl

Ulmenstr. 23-25, 60325 Frankfurt am Main.

12.3	Notifications to the Purchaser

All the notifications to the Purchaser in connection with this contract are to be sent to:

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ExOne GmbH

Rainer Höchsmann (GF)

Am Mittleren Moos 41, 86176 Augsburg

With a copy to:

ExOne Company

JoEllen Dillon (Chief Legal Officer and Corporate Secretary)

127 Industry Blvd., North Huntingdon, PA 1564 USA.

as well as to its advisors for information:

Schmitz Knoth Rechtsanwälte

Dr. Guido Plassmeier

Bertha-von-Suttner Platz 2-4, 53111 Bonn

12.4	Changes of address

The Parties must inform the other Party and the advisors immediately in writing of changes to the above-mentioned addresses. The previous address is considered valid until receipt of this notification.

12.5	Notifications to advisors

Receipt of notifications in connection with this Contract by the advisors of the Parties does not give grounds for or replace receipt of the notifications by the Parties themselves. It is irrelevant for receipt of a notification by one Party whether the notification is also received by the advisor of this Party or the certifying notary (for information purposes) and namely irrespective of whether this Contract envisages a notification to the relevant advisor or the certifying notary for information purposes in an individual case.

§ 13	Miscellaneous

13.1	Law to be applied

This Contract is subject to German law. The Vienna UN Convention on Contracts for the International Sale of Goods (CISG) is not applicable.

13.2	Place of jurisdiction

The exclusive place of jurisdiction for any disputes between the Parties arising from or in connection with this Contract and its implementation, including its appendices, is Frankfurt am Main.

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13.3	Bank working day

“Bank working day” within the meaning of this Contract is a day (with the exception of Saturdays and Sundays) on which the banks in Frankfurt am Main are open for business transactions.

13.4	Interest

Interest is to be charged on all the payments under this Contract from the start of the day after the due date up to and including the date of the payment. The interest rate totals five (5) percentage points above the European Interbank interest rate for assets in euros with interest periods of one (1) month, which is indicated on the corresponding pages of the Reuters Service at 11 am CET on the first bank working day of the month in which the interest charge in accordance with Clause 1 begins (EURIBOR). The accrued interest is to be calculated on the basis of one year of three hundred and sixty (360) days with twelve (12) months of thirty (30) days each. The assertion of interest on arrears and further damage caused by delayed performance are not ruled out.

13.5	Amendments to the Contract

Amendments, supplements or the cancellation of this Contract, including the amendment of this provision itself, require the written form, insofar as a stricter form is not required in accordance with mandatory rules (e.g. certification by a notary). § 12.1 Clause 2 applies accordingly.

13.6	Headings; references to paragraphs

The headings of paragraphs, sections and appendices in this Contract are solely for purposes of clarity. They are not to be taken into account in the interpretation of the Contract. References in this Contract to paragraphs without indicating a law or contract mean paragraphs of this Contract.

13.7	Appendices

All the appendices are a components of this Contract. The appendices 2.3, 4.6, 4.9, 4.10, 4.11, 4.13, 4.14 and 6.2 were reviewed by the Parties. They confirmed that they had not to be read out loud.

Appendix 8.5 was read out loud.

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13.8	Overall agreement

This Contract contains all the agreements of the Parties in relation to the subject of the contract and replaces any verbal or written negotiations, agreements, and understandings, which have been concluded previously between the Parties with regard to the subject of the contract. There are no ancillary agreements to this Contract.

13.9	Severability clause

Should a provision of this Contract be or become void, ineffective or unenforceable in full or in part, it will not affect the effectiveness and enforceability of all the remaining provisions. The void, ineffective or unenforceable provision is to be considered replaced, insofar as this is permissible in law, by the effective and enforceable provision, which is as close as possible to the economic purpose of the void, ineffective or unenforceable provision, in terms of subject, extent, time, place and area of validity. This also applies to filling any loopholes in this Contract.

13.10	Language

If a document has been made in two languages, the German version shall prevail. The English text is not part of this deed and just a translation for convenience.

§ 14	Copies

One version of this deed will be given to:

•	the persons named in § 12.2 and § 12.3,

•	die company MWT – Gesellschaft für Industrielle Mikrowellentechnik mbH,

•	The tax authorities according to § 54 EStDV.

§ 15	Notes

The notary advised the parties especially that:

•	the purchaser is responsible for the payment of the share capital in case it has not been paid yet by the Seller.

•	The Seller remains liable for the for the payment of the share capital which has not been paid yet,

•	despite the sale of the shares any rights and obligations of the company remain unchanged.;

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•	for the validity of the transfer of shares in relation to the company the companies register has to amended accordingly;

•	under the condition of § 16 sec. (3) GmbHG an acquisition of shares in good faith from a person not entitled to do so is possible if the entitlement is laid down in and visible from the companies register;

•	the notary did not advice the Parties on tax issues. The same was not requested as they were advised by their tax advisors.

*.*.*.*.*

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